# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Almonty Industries Inc., CIK 0001670061
CUSIP: 020398707
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 100 KING STREET WEST, SUITE 5700, TORONTO, Ontario Canada (A6), M5X 1C7
Date of event which requires filing of this statement: 07/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079197

## Reporting persons
- Michael Lewis Black: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,688,992; shared voting power 9,262,613; sole dispositive power 8,688,992; shared dispositive power 9,262,613; aggregate amount beneficially owned 17,951,605 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Almonty Industries Inc.
Address of issuer's principal executive offices: 100 King Street West, Suite 5700 Toronto, ON, M5X 1C7

## Item 2. Person Filing
Name of person filing: Michael Lewis Black
Address of principal business office or, if none, residence: 100 King Street West, Suite 5700 Toronto, ON, M5X 1C7
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 17,951,605
Percent of class: 8.3%
Sole power to vote or to direct the vote: 8,688,992
Shared power to vote or to direct the vote: 9,262,613
Sole power to dispose or to direct the disposition: 8,688,992
Shared power to dispose or to direct the disposition: 9,262,613

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Michael Lewis Black: /s/ Michael Lewis Black, Michael Lewis Black (07/31/2025)